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                                  _____________

                                    FORM 6-K
                                  _____________


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of June, 2005





                        THE DESCARTES SYSTEMS GROUP INC.
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                 (Translation of registrant's name into English)


                                120 RANDALL DRIVE
                                WATERLOO, ONTARIO
                                 CANADA N2V 1C6
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                     (Address of principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       FORM 20-F [X]         FORM 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]           No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-__________.]

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     The attached Quarterly Report to Shareholders regarding the results for the fiscal 2006 first quarter ended April 30, 2005 is filed herewith as Exhibit I. The attached press releases were issued by the Company on June 7, 2005, June 7, 2005, and June 14, 2005, and are filed herewith as Exhibit II, Exhibit III and
Exhibit IV, respectively.




                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  THE DESCARTES SYSTEMS GROUP INC.
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                                  (Registrant)


                                  By: /s/ J. Scott Pagan
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                                  Name:  J. Scott Pagan
                                  Title: General Counsel and Corporate Secretary



Date:  June 14, 2005


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                                    EXHIBITS




EXHIBIT NO.                DESCRIPTION
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    I                      Fiscal 2006 First Quarter Report to Shareholders
    II                     Press Release dated June 7, 2005.
    III                    Press Release dated June 7, 2005.
    IV                     Press Release dated June 14, 2005.